

December 10, 2012

Via E-mail
James W. Cornelsen
President and Chief Executive Officer
Old Line Bancshares, Inc.
1525 Pointer Ridge Place
Bowie, Maryland 20716

> **Re:** **Old Line Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 13, 2012**
> **File No. 333-184924**

Dear Mr. Cornelsen:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please revise to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

Cover Page

2. Please indicate the aggregate number of securities and amount of cash offered as of a recent date. See Item 501(b)(2) of Regulation S-K.

Risk Factors, page 18

3. Please move this section in its entirety so that it is located directly after the Summary. Refer to Item 503(c) of Regulation S-K.

The Merger

Background of the Merger, page 43

4. Please supplementally provide the staff with the board books.

5. We note your disclosure on page 44 that the Board of WSB engaged representatives of Ambassador to provide strategic advice. We also note that these same individuals were engaged by Old Line. Please update your disclosure to address this apparent conflict of interest and reconcile the disclosure on page 62 that states "Ambassador has not received any compensation from WSB Holdings."

6. Please revise to quantify the terms of the price negotiations, e.g., a dollar amount rather than "a price below tangible book value," page 45.

Opinion of Old Line Bancshares' Financial Advisor, page 62

7. Please disclose the aggregate amount Ambassador has received from each of Old Line Bancshares and WSB for all services rendered over the past two years.

8. Please clarify in the first paragraph on page 63, that there are no other material relationships than those you have disclosed.

9. Please revise to include the WSB financial projections given to Ambassador.

Certain Federal Income Tax Consequences, page 97

10. Please revise to reflect that the discussion is based on an opinion you have received.

Consolidated Proforma Balance Sheets with WSB Holdings, page F-2

11. Please reconcile the $14.1 million pro forma adjustment to decrease the value of loans and the $3.5 million pro forma adjustment to eliminate the allowance for loan losses to the amounts included in notes 5 and 6.

Consolidated Proforma Statement of Income with WSB Holdings, page F-4

12. Please revise to disclose the number of shares used in your EPS calculation.

Exhibits

13. Please file outstanding exhibits, including your legality and tax opinions, as soon as possible.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at (202) 551-3437 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

cc.   Via E-mail
         Penny Sommer-Grief
         Ober, Kaler, Grimes & Shriver, P.C.